Exhibit 99.2

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Tuesday, 11 June 2024

SANGOMAR TELECONFERENCE AND PRESENTATION

A conference call providing an update on Sangomar first oil with a question-and-answer session will be hosted by Woodside CEO and Managing Director, Meg O’Neill, on Tuesday, 11 June 2024 at 09:30 AWST/11:30 AEST/20:30 CDT (Monday, 10 June 2024).

We recommend participants pre-register 5 to 10 minutes prior to the event with one of the following links:

•	https://webcast.openbriefing.com/wds-inv-2024/ to listen to a live stream of the question-and- answer session

•

https://s1.c-conf.com/diamondpass/10039456-ur5bd3.html to participate in the question-and- answer session. Following pre-registration, participants will receive the teleconference details and a unique access passcode.

An investor presentation follows this announcement and will be referred to during the conference call. It will also be made available on the Woodside website (www.woodside.com).

Contacts:
INVESTORS	MEDIA
Marcela Louzada	Christine Forster (Australia)
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

Rob Young (United States)
M: +1 281 790 2805
E: robert.young@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

SANGOMAR FIRST OIL Investor Call June 2024 www.woodside.com investor@woodside.com

Disclaimer and important notes

No offer or advice

- This call is not intended to and does not constitute, form part of, or contain an offer or invitation to sell to Woodside shareholders (or any other person), or a solicitation of an offer from Woodside shareholders (or any other person), or a solicitation of any vote or approval from Woodside shareholders (or any other person) in any jurisdiction.
- This call has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Woodside shareholder or any other person. The information contained in this presentation does not constitute, and should not be taken as, financial product or investment advice. Woodside encourages you to seek independent legal, financial, taxation and other professional advice before making any investment decision.
- This call shall not be distributed, transmitted, published, reproduced or otherwise made available to any other person, in whole or in part, directly or indirectly, for any purposes whatsoever. In particular, this call and the information contained herein may not be taken or transmitted, in, into or from and may not be copied, forwarded, distributed or transmitted in or into any jurisdiction in which such release, publication or distribution would be unlawful. The release, presentation, publication or distribution of this call, in whole or in part, in certain jurisdictions may be restricted by law or regulation, and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of the relevant jurisdiction. Woodside does not accept liability to any person in relation to the distribution or possession of this call in or from any such jurisdiction.

Forward-looking statements

- This call may contain forward-looking statements with respect to Woodside's business and operations, market conditions, results of operations and financial conditions which reflect Woodside's views held as at the date of this call. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as 'guidance', 'foresee', 'likely', 'potential', 'anticipate', 'believe', 'aim', 'estimate', 'expect', 'intend', 'may', 'target', 'plan', 'forecast', 'project', 'schedule', 'will', 'should', 'seek' and other similar words or expressions.
- Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions, and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers, or representatives. Details of the key risks relating to Woodside and its business can be found in the "Risk" sections of Woodside's most recent Annual Report released to the Australian Securities Exchange, Woodside's Climate Transition Action Plan and 2023 Progress Report, and in Woodside's filings with the U.S. Securities and Exchange Commission, including Woodside's Annual Report on Form 20-F. You should review and have regard to these risks when considering the information contained in this call.
- Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by any forward-looking statements.

Notes to petroleum resource estimates

- Unless otherwise stated, all petroleum resource estimates are quoted as at the effective date (i.e. 31 December 2023) of the Reserves and Resources Statement included in Woodside's most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside's most recent Annual Report on Form 20-F filed with the SEC and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings, net Woodside share at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).
- Woodside estimates and reports its Proved (1P) Reserves in accordance with the SEC regulations, which are also compliant with SPE-PRMS guidelines. SEC-compliant Proved (1P) Reserves estimates use a more restrictive, rules-based approach and are generally lower than estimates prepared solely in accordance with SPE-PRMS guidelines due to, among other things, the requirement to use commodity prices based on the average of first of month prices during the 12-month period in the reporting company's fiscal year. Woodside estimates and reports its Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources in accordance with SPE-PRMS guidelines.
- Woodside is not aware of any new information or data that materially affects the information included in the Reserves and Resources Update. All the material assumptions and technical parameters underpinning the estimates in the Reserves and Resources Update continue to apply and have not materially changed.
- Woodside reports its petroleum resource estimates inclusive of all fuel consumed in operations.
- For offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO) or platform, while for the onshore gas projects the reference point is defined as the outlet of the downstream (onshore) gas processing facility.
- Woodside uses both deterministic and probabilistic methods for the estimation of Reserves and Contingent Resources at the field and project levels. All Proved (1P) Reserves estimates have been estimated using deterministic methodology and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X. Unless otherwise stated, all petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category. The aggregated Proved (1P) Reserves may be a conservative estimate due to the portfolio effects of arithmetic summation.
- 'MMboe' means millions (10^6) of barrels of oil equivalent. Natural gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of natural gas liquids, oil and condensate are converted from MMbbl to MMboe on a 1:1 ratio.

Additional information for US investors concerning resource estimates

- Woodside is an Australian company listed on the Australian Securities Exchange, the New York Stock Exchange, and the London Stock Exchange. As noted above, Woodside estimates and reports its proved reserves in accordance with SEC regulations, which are also compliant with SPE-PRMS guidelines, and estimates and reports its proved plus probable reserves and 2C contingent resources in accordance with SPE-PRMS guidelines. Woodside reports all petroleum resource estimates using definitions consistent with SPE-PRMS.
- The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than 'reserves' (as that term is defined by the SEC). In this announcement, Woodside includes estimates of quantities of oil and gas using certain terms, such as 'proved plus probable (2P) reserves', 'best estimate (2C) contingent resources', 'reserves and contingent resources', 'proved plus probable', 'developed and undeveloped', 'probable developed', 'probable undeveloped', 'contingent resources' or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC's definitions of proved, probable and possible reserves, and which the SEC's guidelines strictly prohibit Woodside from including in filings with the SEC. These types of estimates do not represent, and are not intended to represent, any category of reserves based on SEC definitions, and may differ from and may not be comparable to the same or similarly-named measures used by other companies. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of not being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside's properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities. U.S. investors are urged to consider closely the disclosures in Woodside's most recent Annual Report on Form 20-F filed with the SEC and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings and its other filings with the SEC, which are available at www.sec.gov.

2

Woodside Energy

Our strategy is to thrive through the energy transition Thrive through the energy transition Goals which drive our strategic direction through a high-quality portfolio, geographically advantaged to meet Providing energy 2 growing LNG demand Creating and through disciplined capital management OPTIMISE VALUE returning value AND SHAREHOLDER RETURNS through contribution to Conducting our environment and communities business sustainably 1. For Woodside, a lower carbon portfolio is one from which the net equity Scope 1 and 2 greenhouse gas emissions, which includes the use of offsets, are being reduced towards targets, and into which new energy products and lower carbon services are planned to be introduced as a complement to existing and new investments in oil and gas. Our Climate Policy sets out the principles that we believe will assist us achieve this aim. 3 2. Global LNG demand is forecast to grow 53% to 2033, supported by Europe, China and emerging Asia. Base case scenario. Wood Mackenzie Global Gas Investment Horizon Outlook, October 2023.

Sangomar development overview Capacity and marketing 1 • Floating production storage and offloading capacity of 100,000 bbl/day • Crude well suited to Asian and European refineries Subsurface 2 • 23 wells in phase 1 (11 producers; 10 water injectors; 2 gas injectors) th • RSSD joint venture has also approved a 24 well (producer) • 80% of phase 1 recovery from high quality S500 reservoirs • Pilot in S400 reservoirs includes four injector producer pairs testing for connectivity between injectors and producers Field and reservoir 3 • Located ~2km below the seabed 2 • Spread over 400km , in water depths of 700 – 1,400m 4

Production sharing contract modelling[1]

Overview

- Woodside participating interest: 82% (operator)
- PETROSEN participating interest: 18%
- Cost recovery ceiling is 75% of production revenue
- Reported production will match estimated entitlement barrels

Tax

- Corporate income tax (CIT) = 33%
- Branch profit tax at a rate of 10% is payable on CIT taxable income net of CIT
- Additional levies and payments include local economic contribution (LEC), customs duty

Profit oil tranches

Tranche	Production in Mbbl/day	Government profit oil (%)
Tranche 1	0 – 50	15%
Tranche 2	50 – 100	20%
Tranche 3	100 – 150	25%

Entitlement overview (simplified)



Revenue
Production x Price
Cost oil (revenue)
75% recovery ceiling
Profit oil
Recoverable costs[2]
E.g. Pre-FID Capex, Opex, Post-FID Capex
Contractor profit oil (%)
Government profit oil (%)
Before tax income
Total of cost oil and profit oil (PSC revenue)
Taxable income after deductions
(for CIT)
Corporate income tax (33%)
Income after CIT
Branch profit tax (10%)
Contractor after tax income
Contractor income
Costs/recoverable cost
Government take

1. Illustrative purposes only
2. Recoverable costs comprise OPEX, FPSO and Pipeline CAPEX depreciation (10 years SL basis), all other Post-FID Development CAPEX depreciation (5 years SL basis), Pre-FID CAPEX on an expensed basis, Abandonment Provision payments, Training Fees, Surface rentals, LEC and Customs Duty. Unrecovered costs can be carried forward indefinitely.
3. Deductions to calculate taxable income are subdivided into those that have a 3-year limit on loss carry forward (such as pre-FID CAPEX, OPEX, training fees, surface rentals, LEC and customs duty) and deductions with unlimited carry forward (such as post-FID CAPEX).

5

Woodside Energy

Question and answer Q&A Meg O’Neill Chief Executive Officer and Managing Director Shiva McMahon Executive Vice President International Operations 6

Head Office: Woodside Energy Group Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Postal Address: GPO Box D188 Perth WA 6840 Australia T: +61 8 9348 4000 F: +61 8 9214 2777 E: companyinfo@woodside.com Woodside Energy Group Ltd ABN 55 004 898 962 woodside.com